Lang Michener LLP

BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number:     56142-8

Web site:  www.langmichener.com

Direct Line:  (604) 691-7446
Direct Fax Line: (604) 691-7354
E-Mail:  ckent@lmls.com

March 13, 2006

The United States Securities
       and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:  Mr. Karl Hiller

Dear Sirs:

Cusac Gold Mines Ltd. - Form 20-F Filed July 12, 2005
Your File No. 000-13548

We write on behalf of Cusac Gold Mines Ltd. (the “Company” or “Cusac”) in response to Staff’s letter of February 21, 2006 (the “Comment Letter”) signed by Karl Hiller, Branch Chief, United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F filing.

Our item-by-item responses to the comments made in the Comment Letter are set out below.  The factual information provided herein relating to the Company has been provided to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.  Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 20-F/A-1.  The Company will revise its Form 20-F to include all of the proposed disclosure revisions set out in our letter of November 7, 2005, those described in our letter of February 2, 2006 (amended, where applicable, by the responses below) and those as described herein when Staff is satisfied with all our proposed adjustments to the Form 20F and financial statements to avoid having numerous copies of the documents outstanding.

Consolidated Statements Of Cash Flows, Page 6

1.

We have read your response to prior comments 3 and 4, pertaining to various measures of cash flow reported in your filing, and understand that you propose to revise your cash flow statements to report share issuance costs incurred in conjunction with the issuance of flow-through shares as a financing cash outflow, while condinuing to exclude cash inflows from the issuance of flow-through shares.  The presentation you suggest appears to differ from guidance in Sections 1540.19(a) and 1540.07 of the CICA Handbook, whereas cash inflows from issuing equity instruments are reported in the financing section, and changes in the restricted cash balances are recorded in the investing section; it appears that you have reported changes in the operating section.  Under this approach, we believe that the changes in the restricted cash balance would be most appropriately shown as a separate line item (you may report increases and decreases on separate line items).  For purposes of reporting under U.S. GAAP, please include disclosure explaining that for Canadian GAAP purposes, you have included activity in your statements of cash flows for both restricted and unrestricted cash, with the effect of reporting increases in your restricted cash balance as an investing cash outflow, even in periods that such cash is not expended; while reporting decreases in your restricted cash balance as an investing cash inflow that will effectively offset actual cash outflows in periods that restricted cash is expended (although you will report this activity on a separate line item, and the actual cash outflow may or may not be reported within the investing section of the cash flow statements).  The amount of actual cash flows, restricted and unrestricted alike, in each category and for each period, should be clear.  Please contact us by telephone if you require further clarification or guidance.

In response to Staff’s comment, the Company has amended the Consolidated Statements of Cash Flows in accordance with the guidance in CICA Handbook Sections 1540.19(a) and 1540.07 and staff’s recommendation. Please see the proposed amended Consolidated Statements of Cash Flows accompanying this letter.

In addition, the Company is proposing to add the following paragraph to Note 13, Differences Between Canadian and United States Generally Accepted Accounting Principles, to highlight the presentation of the Consolidated Statements of Cash Flows under Canadian GAAP.

For the purposes of accounting under Canadian GAAP, the Company has presented activities for both restricted and unrestricted cash in the Consolidated Statement of Cash Flows as follows: The Company reflects the proceeds received from flow-through shares net of issuance costs as a cash inflow from financing activities. As the related flow-through proceeds are restricted for Canadian exploration activities, these proceeds are then reflected as a cash outflow and an increase in restricted cash under investing activities, even in periods that such cash is not expended. When eligible exploration expenses are incurred, they are reflected as a cash inflow and a decrease in restricted cash under investing activities.

The Company is also proposing to amend Note 15, which describes the restatement, as follows:

15.

Restatement

Subsequent to the issuance of the December 31, 2004 financial statements, management undertook a review of the presentation of the cash proceeds received from flow through shares in the Consolidated Statement of Cash Flows and determined that these amounts would be more appropriately presented in expanded detail to provide better reconciliation between the Consolidated Statements of Cash Flows and Note 7, Share Capital.  As described in the Summary of Significant Accounting Policy, proceeds received from the issuance of flow-through shares are restricted to be used only for resource property exploration expenditures within a two-year period.  As such, the portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was required to be disclosed separately from cash as Flow-through Share Proceeds on the Consolidated Balance Sheets. Given the restrictive nature of the proceeds from flow through shares, the Company has concluded that the most appropriate presentation is to reflect the increase and decrease in restrictive cash as cash flows in investing activities and the proceeds from the issuance of flow-through shares, net of share issuance cost as cash inflows from financing activities in the Consolidated Statement of Cash Flow.  Consequently, the Company has restated its Consolidated Statement of Cash Flows for the year ended December 31, 2004 to reflect these changes.

The following table gives effect to the restatement adjustments on the Company’s Consolidated Statement of Cash Flow as at December 31, 2004:

As at and for the year ended December 31, 2004
	As previously reported	As restated

Resource property exploration qualified as flow-through expenditure	$1,050,000	$-
Total cash provided by (used in) operating activities	$(575,489)	$(1,625,489)
Share capital and subscriptions received, net	$241,268	$-
Proceeds from flow through shares, net of share issuance costs	$-	$680,666
Proceeds received from exercise of stock options	$-	$5,000
Proceeds received from exercise of warrants	$-	$204,750
Total cash provided by (used in) financing activities	$558,481	$1,207,629
Increase in restricted cash	$-	$(720,000)
Decrease in restricted cash	$-	$1,120,852
Total cash provided by (used in) investing activities	$(63,810)	$337,042

No changes were made to the Consolidated Balance Sheets, Statements of Operations and Deficit, and the basic and diluted loss per common share as part of the restatement.

Engineering Comments - Pre-Feasibility Study

2.

A review of the resource estimates for the Rory Vein indicates a significant variance in both tonnage and grade occurs between the resource estimates as prepared by Dale Sketchley and Dennis Bergen. For the Rory Vein ore blocks 1, 14, 18, 19, 21, 22, 29, 30, 33 and 35 provide the following. Drill hole logs, geologic description, core recovery, assay reports, and the block composite calculations. Provide an explanation of the criteria used to segregate ore and waste as the ore blocks were re-composited.

The Company has reviewed the Mineral Resource Estimates for the Rory Vein as submitted by Dale Sketchley (Sketchley, 2004, p 36) and Dennis Bergen (Bergen, 2005, p13) and found that they are identical. Unfortunately, both resource figures contain a consistent typographical error in that block 33 is incorrectly labeled block 35. This may account for some of the variance noted, as Bergen does indeed revert to the correct block designation when he discusses the Rory Vein Mineral Reserve Estimate (Bergen, 2005, p21).

The differences between the Mineral Resource Estimate and the Mineral Reserve Estimate as presented by Bergen include:

-Dilution of true widths to minimum mining widths of 1.5m.

-Removal of the Inferred Mineral Resource attributed to 04MM-04 (Block 04).

-Selective mining at a 1.5m minimum mining width of block 29.

Bergen explains, “There are several individual blocks within the Rory mineral reserve that are below the overall cutoff grade but have been included in the stope plan and in the mineral reserve.  Block 04MM-01 was taken as it connects two areas which will be mined.  Block 04MM-18 was included partially for access to other blocks but also because the drill hole does have two samples in excess of 0.45 oz/t.  Blocks 04MM-29 and 04MM-30 were included in the stope outline as the drill holes contain samples over 0.45 oz/ton and provide a reasonable starting point for the stope undercut.” (Bergen, 2005, p20).

Please advise if you still require the drill hole logs and other information requested in your comment.

3.

The cutoff grade calculation as presented within the Pre-feasibility Study does not sum the costs for the Rory incremental material and the East Bain vein, correctly. In addition the overhead costs should be the same for all materials mined. Incremental material, defined as below cutoff grade of 0.30 OPT, may represent a significant portion of the material mined. Please explain this reduction to the incremental mining costs. Provide information, sources, and the effective date of the cost estimates.

There are mathematical errors in the Cut Off Grade Estimation Table. The original (with incorrect numbers indicated in italics):

Table 4: Cut Off Grade Estimate
	Cost per ton
	Rory Vein	Rory Vein Incremental	East Bain Vein
Mining costs	86.6	20	57.2
Ore haul	2.3	2.3	4.6
Mill	19	19	19
Overheads	46.6	29	46.6
Total cost per ton	154.5	61.3	135.4
Gold price ($CDN/oz)	535	535	535
Gold recovery	92.40%	82.50%	93%
CUT OFF GRADE (oz/ton)	0.31	0.14	0.27

And the corrected (with corrected numbers indicated in italics):

Table 4: Cut Off Grade Estimate (Corrected)
	Cost per ton
	Rory Vein	Rory Vein Incremental	East Bain Vein
Mining costs	86.6	20	57.2
Ore haul	2.3	2.3	4.6
Mill	19	19	19
Overheads	46.6	29	46.6
Total cost per ton	154.5	70.3	127.4
Gold price ($CDN/oz)	535	535	535
Gold recovery	92.40%	82.50%	93%
CUT OFF GRADE (oz/ton)	0.31	0.16	0.26

This increased Incremental cut-off grade affects block 04MM-01 which represents 2% of the reserve ounces and 7% of the reserve tonnage.

Bergen states, “Based on this cut off grade analysis there were several blocks in the Rory mineral resource that did not meet the total cost cut off grade.  However, a review of the layout and longitudinal section indicates that these blocks will be mined for efficient extraction of the reserve.  Furthermore, the development necessary to extract this material will be in place for the higher-grade blocks.  The blocks that do not exceed the overall cut off grade do exceed the incremental cut off grade based on them carrying their mining, ore haulage, processing and the maintenance portion of the overhead costs.  Therefore, these blocks have been incorporated into the probable mineral reserve.”

With regard to overhead costs as they relate to incremental material, it appears that Bergen applied only stoping costs to the material in question as economies of scale would apply in this case.  In other words, what Bergen labeled as “overhead” are fixed general operating costs such as site supervision that are not component costs per ton mined, meaning that the incremental material included in the mining plan would add no new fixed overhead costs.

The cost estimates were completed in house in late 2004 and early 2005 based on the Company’s historical costs from previous period of production (1993-1997) as well as adjustments made for changes in labour and materials costs ascertained from the Company’s research.

4.

A 15 % operating cost contingency is very low for a Pre-feasibility Study (25 – 30% is more likely) and may be more appropriate for a capital cost contingency. Please explain the rational for this level of precision, provide historical mine/processing operational and maintenance costs to support these estimates.

It is the Company’s understanding that most Pre-feasibility studies relate to mining operations that are not yet established.  The Company is not proposing to build a new mine with its attendant risks and uncertainties, but rather is recommencing production at an existing mining facility with significantly fewer variables.  For example, the property already has a mill, tailings facility, roads, and significant other infrastructure.  Also, current management and staff of the Company have extensive prior operational knowledge and experience with the Table Mountain Property.  These factors the Company believes substantially mitigated the overall risk associated with the project.  Hence the Company believes Bergen’s 15% level of precision is warranted.

The Company believes its historical mine/operational costs support the cost assumptions in the Pre-feasibility study.  The Company’s Management Discussion and Analysis for the year ended December 31, 1996 states “Cash costs per ounce of gold sold were $310 (US$226) during fiscal 1996 as compared to $420 (US$307) in fiscal 1995.  Cash costs include mining, milling, maintenance and on-site general and administrative expenditures.”  Further, the Company notes that the Pre-feasibility study sets out a mining plan on a more economical short term project basis with significantly fewer employees for shorter periods of time as compared to the Company’s “year-round” operations in 1995-96, which supported a large staff of permanent employees.

The following references have been previously provided to you:

Sketchley, D.A., 2004.  Technical Report on Rory Vein, Table Mountain Gold Property, Liard Mining District, British Columbia, Canada, Prepared for Cusac Gold Mines Ltd.,

November 14, 2004.

Bergen, R.D., 2005.  Preliminary Feasibility Study on the Rory and East Bain Veins of Cusac Gold Mines Ltd., Table Mountain Gold Property, BC, Canada, Prepared for Cusac Gold Mines Ltd Feb 22, 2005

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7446.

Yours truly,

/s/ Cory Kent

Cory Kent

for Lang Michener llp

cc:     David H. Brett, President and CEO, Cusac Gold Mines Ltd.